FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....        March............................    , 2009..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date....March 9, 2009....	By	....../s/...... Masashiro Kobayashi..............
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice of convocation of the ordinary general meeting of shareholders for the 108th business term
2.	Report for the 108th business term

March 2, 2009
TO OUR SHAREHOLDERS
Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo
Fujio Mitarai
Chairman & CEO
NOTICE OF CONVOCATION
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 108TH BUSINESS TERM
Notice is hereby given that the Ordinary General Meeting of Shareholders for the 108th Business Term of Canon Inc. (the “Company”) will be held as described below and that you are requested to attend the Meeting.
If you do not expect to attend the Meeting, you may exercise your voting rights in writing. After reviewing the following Reference Materials for General Meeting of Shareholders, please indicate your for/against on the enclosed Card for Exercise of Voting Rights, and return it to us by March 26 (Thursday), 2009.

1. DATE AND TIME:	March 27 (Friday), 2009 at 10:00 a.m.

2. PLACE:	Head Office of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo (Please see the map on page 18.)
3.	MATTERS CONSTITUTING THE PURPOSE OF THE MEETING
     Matters to be Reported:
1.	Reports on the contents of the Business Report and Consolidated Financial Statements for the 108th Business Term (from January 1, 2008 to December 31, 2008), and reports on the Auditing Results of Accounting Auditor and Board of Corporate Auditors regarding the Consolidated Financial Statements.

2.	Reports on the content of the Non-Consolidated Financial Statements for the 108th Business Term (from January 1, 2008 to December 31, 2008).

Matters to be Resolved upon:
     Propositions:

Item No. 1 –	Dividend from Surplus

Item No. 2 –	Partial Amendment to the Articles of Incorporation

Item No. 3 –	Election of Twenty-Five Directors

Item No. 4 –	Grant of Retirement Allowance to a Director to Retire

Item No. 5 –	Grant of Bonus to Directors

Item No. 6 –	Issuance of Share Options as Stock Options without Compensation

•	Early coming would be appreciated since the reception desk is expected to be crowded just before the opening of the Meeting.

•	Upon attending the Meeting, please present the enclosed Card for Exercise of Voting Rights to the receptionist at the place of the Meeting.
•	Any changes in the matters described in Reference Materials for General Meeting of Shareholders, Business Report, Non-Consolidated Financial Statements and Consolidated Financial Statements will be posted on our website on the Internet (http://www.canon.co.jp/ir/).

REFERENCE MATERIALS FOR GENERAL MEETING OF SHAREHOLDERS
Item No. 1: Dividend from Surplus
Regarding our term-end dividend, we propose a dividend as described below in order to respond to your loyal support.
As we have already paid an interim dividend of 55.00 yen per share, the full-year dividend will be 110.00 yen per share, which is the same amount with the dividend for the previous Business Term.
(1)	Type of dividend Cash

(2)	Matters concerning allocation of dividend and its total amount 55.00 yen per one common share of the Company Total amount of dividend 67,896,852,045 yen

(3)	Effective date of the dividend from surplus March 30, 2009

Item No. 2: Partial Amendment to the Articles of Incorporation
1.	Reasons for Amendment
(1)	Following the enforcement of “the Law Partially Amending the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks, Etc.” (Law No. 88 of 2004; hereinafter, the “Streamlining Settlement Law”) on January 5, 2009, all stocks issued by listed companies have been simultaneously shifted to the Book-Entry Transfer System (the share certificates dematerialization).

Consequently, the Company will make necessary amendments throughout the Articles of Incorporation, such as deleting provisions assuming the existence of share certificates, adjusting the numbering of articles and adding supplementary provisions.

With respect to Article 7 of the current Articles of Incorporation, it is deemed that a resolution by a General Meeting of Shareholders has been made for an amendment of the Articles of Incorporation to repeal the said article, effective as of January 5, 2009, pursuant to paragraph 1, Article 6 of the Supplementary Provisions of the Streamlining Settlement Law.

(2)	On the occasion of the share certificates dematerialization, the Company has eliminated handling fees relating to shares of the Company. Consequently, the Company will make necessary amendments to Article 11 of the current Articles of Incorporation.
2.	Substance of Amendment

The substance of the amendment is as follows:
Note:	Certain minor or typographical changes made to the original Japanese Articles of Incorporation are not reflected in this English translation. The underlined parts do not always correspond to the amended parts in the original Japanese Articles of Incorporation.
(The amended parts are underlined.)

Current Articles of Incorporation	Proposed Amendment
Chapter II. Shares	Chapter II. Shares

Article 6. (Text omitted)	Article 6. (Same as present text)

Issuance of Share Certificates
Article 7. The Company shall issue share certificates representing issued shares.	(Deleted)

Current Articles of Incorporation	Proposed Amendment
Number of Shares Constituting One Unit	Number of Shares Constituting One Unit
Article 8. Number of shares constituting one unit of the Company shall be one hundred (100) shares.	Article 7. Number of shares constituting one unit of the Company shall be one hundred (100) shares.

2.  Notwithstanding the preceding article, the Company will not issue share certificates for shares of less-than-one-unit (hereinafter “Less-than-one-unit Shares”), unless the Company deems it necessary for the shareholder.
(Deleted)

3.  Shareholders (including beneficial owners; hereinafter the same shall apply) who own Less-than-one-unit Shares of the Company may request that the Company sell a number of shares which, when added to the Less-than-one-unit Shares, would equal the number of shares constituting one unit; provided, however, that the Company is not obliged to do so if the Company does not own its own shares in the number which it is requested to sell.

2.  Shareholders who own Less-than-one-unit Shares of the Company may request that the Company sell a number of shares which, when added to the Less-than-one-unit Shares, would equal the number of shares constituting one unit; provided, however, that the Company is not obliged to do so if the Company does not own its own shares in the number which it is requested to sell.

Rights Regarding Less-than-one-unit Shares	Rights Regarding Less-than-one-unit Shares
Article 9. Shareholders of the Company are not entitled to exercise any rights regarding their Less-than-one-unit Shares other than the rights described below:	Article 8. Shareholders of the Company are not entitled to exercise any rights regarding their Less-than-one-unit Shares other than the rights described below:
(1) The rights provided in each item of paragraph 2, Article 189 of the Corporation Law; and	(1) The rights provided in each item of paragraph 2, Article 189 of the Corporation Law; and
(2) The rights to request the sale of Less-than-one-unit Shares as provided in paragraph 3 of the preceding article.	(2) The rights to request the sale of Less-than-one-unit Shares as provided in paragraph 2 of the preceding article.

Manager of the Register of Shareholders	Manager of the Register of Shareholders
Article 10. The Company shall have a manager of the register of shareholders.	Article 9. The Company shall have a manager of the register of shareholders.

2. The manager of the register of shareholders and its place of handling	2. The manager of the register of shareholders and its place of handling

Current Articles of Incorporation	Proposed Amendment
business shall be designated by resolution of the Board of Directors and a public notice shall be given of such matters.	business shall be designated by resolution of the Board of Directors and a public notice shall be given of such matters.

3.  The preparation and keeping of the register of shareholders (including the beneficial owners list; hereinafter the same shall apply), the register of stock acquisition rights and the register of loss of share certificates of the Company, and other operations relating to the register of shareholders, the register of stock acquisition rights and the register of loss of share certificates shall be delegated to the manager of the register of shareholders and shall not be handled by the Company.

3.  The preparation and keeping of the register of shareholders and the register of stock acquisition rights of the Company, and other operations relating to the register of shareholders and the register of stock acquisition rights shall be delegated to the manager of the register of shareholders and shall not be handled by the Company.

Regulations for Handling of Shares	Regulations for Handling of Shares
Article 11. Handling business and handling fees relating to shares of the Company shall be governed by the regulations for the handling of shares to be established by the Board of Directors.	Article 10. Handling business relating to shares of the Company shall be governed by the regulations for the handling of shares to be established by the Board of Directors.

Article 12.	Article 11.
| (Text omitted)	| (Same as present text)
Article 37.	Article 36.

(New)	Supplementary Provisions

(New)
Article 1. The preparation and keeping of the register of loss of share certificates of the Company, and other operations relating to the register of loss of share certificates shall be delegated to the manager of the register of shareholders and shall not be handled by the Company.

(New)	Article 2. The preceding article and this article shall be deleted at the time when a period of one year has elapsed from January 6, 2009.

Item No.3: Election of Twenty-Five Directors
The term of offices of all of the twenty-five Directors will expire at the end of this Meeting. We would like you to elect twenty-five Directors.
The candidates for the Directors are as follows:

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

1	Fujio Mitarai (Sep. 23, 1935)	As of		94,600 shares
		Apr. 1961:	Entered the Company
		Mar. 1981:	Director
		Mar. 1985:	Managing Director
		Mar. 1989:	Senior Managing & Representative Director
		Mar. 1993:	Executive Vice President & Representative Director
		Sep. 1995:	President & CEO
		Mar. 2006:	Chairman, President & CEO
		May 2006:	Chairman & CEO (present)
(Representatives of other organizations)
- Chairman of Nippon Keidanren
(Japan Business Federation)

2	Tsuneji Uchida (Oct. 30, 1941)	As of		13,500 shares
		Apr. 1965:	Entered the Company
		Mar. 1997:	Director
		Mar. 2001:	Managing Director
		Mar. 2003:	Senior Managing Director
		Mar. 2006:	Executive Vice President & Representative Director
		May 2006:	President & COO (present)

3	Toshizo Tanaka (Oct. 8, 1940)	As of		18,052 shares
		Apr. 1964:	Entered the Company
		Mar. 1995:	Director
		Mar. 1997:	Managing Director
		Mar. 2001:	Senior Managing Director
		Jan. 2007: Mar. 2007:	Group Executive of Policy & Economy Research Headquarters (present) Executive Vice President & Director
		Mar. 2008:	Executive Vice President & CFO (present)

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

4	Nobuyoshi Tanaka (Dec. 23, 1945)	As of		21,732 shares
		Apr. 1970:	Entered the Company
		Mar. 1993:	Director
		Apr. 1999:	Group Executive of Corporate Intellectual Property and Legal Headquarters (present)
		Mar. 2001:	Managing Director
		Mar. 2006:	Senior Managing Director (present)

5	Junji Ichikawa (Feb. 9, 1943)	As of		21,985 shares
		Jan. 1970:	Entered the Company
		Mar. 1997:	Director
		Mar. 2001:	Managing Director
		Apr. 2004:	Chief Executive of Optical Products Operations (present)
		Mar. 2006:	Senior Managing Director (present)

6	Akiyoshi Moroe (Sep. 28, 1944)	As of		18,232 shares
		Apr. 1968:	Entered the Company
		Mar. 1999:	Director
		Mar. 2003: May 2006: Mar. 2008:	Managing Director Group Executive of External Relations Headquarters (present) Senior Managing Director (present)
		Mar. 2008:	Group Executive of General Affairs Headquarters (present)
		Jan. 2009:	Group Executive of Human Resources Management & Organization Headquarters (present)

7	Kunio Watanabe (Oct. 3, 1944)	As of		15,652 shares
		Apr. 1969:	Entered the Company
		Apr. 1995:	Group Executive of Corporate Planning Development Headquarters (present)
		Mar. 1999:	Director
		Mar. 2003:	Managing Director
		Jan. 2007: Mar. 2008:	Deputy Group Executive of Policy & Economy Research Headquarters (present) Senior Managing Director (present)

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

8	Yoroku Adachi (Jan. 11, 1948)	As of		14,442 shares
		Apr. 1970:	Entered the Company
		Mar. 2001:	Director
		Mar. 2005:	Managing Director (present)
		Apr. 2005:	President & CEO of Canon U.S.A., Inc. (present)
(Representatives of other organizations)
- President & CEO of Canon U.S.A., Inc.

9	Yasuo Mitsuhashi (Nov. 23, 1949)	As of		11,377 shares
		Apr. 1974:	Entered the Company
		Mar. 2001:	Director
		Apr. 2003:	Chief Executive of Peripheral Products Operations (present)
		Mar. 2005:	Managing Director (present)

10	Tomonori Iwashita (Jan. 28, 1949)	As of		9,150 shares
		Apr. 1972:	Entered the Company
		Mar. 2003:	Director
		Mar. 2007:	Managing Director (present)
		Mar. 2007: Apr. 2007:	Group Executive of Global Environment Promotion Headquarters (present Environment Headquarters) (present) Group Executive of Quality Management Headquarters (present)

11	Masahiro Osawa (May 26, 1947)	As of		7,142 shares
		Apr. 1971:	Entered the Company
		Mar. 2004:	Director
		Mar. 2007:	Managing Director (present)
		Apr. 2007:	Group Executive of Finance & Accounting Headquarters (present)

12	Shigeyuki Matsumoto (Nov. 15, 1950)	As of		6,352 shares
		Apr. 1977:	Entered the Company
		Jan. 2002:	Group Executive of Device Technology Development Headquarters (present)
		Mar. 2004:	Director
		Mar. 2007:	Managing Director (present)

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

13	Katsuichi Shimizu (Nov. 13, 1946)	As of		10,937 shares
		Apr. 1970:	Entered the Company
		Mar. 2003:	Director
		Apr. 2003:	Chief Executive of Inkjet Products Operations (present)
		Mar. 2008:	Managing Director (present)

14	Ryoichi Bamba (Nov. 25, 1946)	As of		7,900 shares
		Apr. 1972:	Entered the Company
		Mar. 2003:	Director
		Feb. 2008:	President of Canon Europa N.V. (present)
		Feb. 2008: Mar. 2008:	President of Canon Europe Ltd. (present) Managing Director (present)
(Representatives of other organizations) - President of Canon Europa N.V. - President of Canon Europe Ltd.

15	Toshio Homma (Mar. 10, 1949)	As of		12,092 shares
		Apr. 1972:	Entered the Company
		Mar. 2003:	Director
		Jan. 2007:	Chief Executive of L Printer Products Operations (present)
		Mar. 2008:	Managing Director (present)

16	Masaki Nakaoka (Jan. 3, 1950)	As of		4,500 shares
		Apr. 1975:	Entered the Company
		Mar. 2004:	Director
		Apr. 2005: Mar. 2008:	Chief Executive of Office Imaging Products Operations (present) Managing Director (present)

17	Haruhisa Honda (Oct. 14, 1948)	As of		8,689 shares
		Apr. 1974:	Entered the Company
		Mar. 2004:	Director
		Mar. 2007:	Group Executive of Production Engineering Headquarters (present)
		Mar. 2008:	Managing Director (present)

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

18	Toshiyuki Komatsu (Jan. 19, 1950)	As of		5,500 shares
		Apr. 1972:	Entered the Company
		Mar. 2004:	Director (present)
		Jan. 2008:	Group Executive of Frontier Research Headquarters
		Apr. 2008:	Deputy Group Executive of Corporate Planning Development Headquarters (present)

19	Tetsuro Tahara (Jan. 31, 1949)	As of		4,752 shares
		Apr. 1971:	Entered the Company
		Apr. 2003:	President of Canon (Suzhou) Inc.
		Mar. 2006:	Director (present)
		Apr. 2006:	Group Executive of Global Manufacturing & Logistics Headquarters (present)

20	Seijiro Sekine (Oct. 20, 1948)	As of		6,990 shares
		Apr. 1972:	Entered the Company
		Oct. 2004:	Group Executive of Logistics Headquarters
		Mar. 2006:	Director (present)
		Apr. 2006:	Group Executive of Information & Communication Systems Headquarters and Deputy Group Executive of Global Manufacturing & Logistics Headquarters
		Jan. 2007:	Group Executive of Information & Communication Systems Headquarters (present)

21	Shunji Onda (Mar. 13, 1950)	As of		6,902 shares
		Apr. 1972:	Entered Canon Sales Co., Inc. (present Canon Marketing Japan Inc.)
		Apr. 2004:	Senior General Manager of Optical Products Business Administration Center
		Mar. 2006:	Director (present)
		Apr. 2006:	Deputy Group Executive of Finance & Accounting Headquarters
		Apr. 2007:	Group Executive of Global Procurement Headquarters (present)

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

22	Kazunori Fukuma (Feb. 24, 1950)	As of		2,400 shares
		Apr. 1972:	Entered Toshiba Corporation
		Jun. 2005:	Executive Officer & Corporate Vice President of Toshiba Corporation
		Jan. 2006:	President & Representative Director of SED Inc. (present)
		Mar. 2007:	Director (present)
(Representatives of other organizations)
- President & Representative Director of SED Inc.

23	Hideki Ozawa (Apr. 28, 1950)	As of		3,419 shares
		Apr. 1973:	Entered Canon Sales Co., Inc. (present Canon Marketing Japan Inc.)
		Apr. 2004:	President of Canon Singapore Pte. Ltd.
		Apr. 2005:	President of Canon (China) Co., Ltd. (present)
		Mar. 2007:	Director (present)
(Representatives of other organizations)
- President of Canon (China) Co., Ltd.

24	Masaya Maeda (Oct. 17, 1952)	As of		2,000 shares
		Apr. 1975:	Entered the Company
		Jul. 2003:	Deputy Group Executive of Digital Imaging Business Group
		Jan. 2006:	Group Executive of Digital Imaging Business Group
		Mar. 2007:	Director (present)
		Apr. 2007:	Chief Executive of Image Communication Products Operation (present)

25	Toshiaki Ikoma (Mar. 5, 1941)	As of		3,000 shares
		Apr. 2005:	Adviser of the Company
		Jul. 2007:	R&D Adviser
		Jan. 2008:	Special R&D Adviser (present)
		Apr. 2008: Jan. 2009:	Group Executive of Frontier Research Headquarters and Group Executive of Core Technology Development Headquarters Group Executive of Corporate R&D Headquarters (present)
(Representatives of other organizations)
- President of The Canon Foundation

Notes:	1. None of the candidates for the Directors have any special interest in the Company.
2. Mr. Fujio Mitarai, Mr. Tsuneji Uchida and Mr. Toshizo Tanaka are Representative Directors.

Item No. 4:	Grant of Retirement Allowance to a Director to Retire
It is proposed that retirement allowance be granted to Mr. Shunichi Uzawa, the Director retiring at the end of this Meeting, in appreciation of his service during his term in office, within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. be entrusted to the Board of Directors.
Brief personal record of the Director to retire is as follows:

Name	Brief personal record

Shunichi Uzawa	As of
Mar. 2004: Director (present)

Item No. 5: Grant of Bonus to Directors
It is proposed that bonus be granted to the twenty-five Directors as of the end of this term, in appreciation of their services during this Business Term, which totals 243,900,000 yen considering the business results for this Business Term and the members to be granted, etc.
Item No.6: Issuance of Share Options as Stock Options Without Compensation
Pursuant to the provisions of Articles 236, 238 and 239 of the Corporation Law (kaisha-ho), we would like you to approve the issuance of share options (shinkabu yoyaku-ken) as stock options without compensation to the Company’s directors, executive officers and senior employees, and delegation of the details of offering to the Company’s Board of Directors.
Also, we would like you to approve the specific method for calculating the amount of remuneration for Directors as specified in Item 2, Paragraph 1 of Article 361 of the Corporation Law and the specific contents of remuneration that are not monetary as specified in Item 3 of the same Paragraph since share options to be allocated to Directors are considered as remunerations to Directors as stipulated in Paragraph 1 of Article 361 of the Corporation Law.

1.	The Reason for the Necessity to Solicit Those Who Subscribe for Share Options on Particularly Favorable Conditions

Share options will be issued to the Company’s directors, executive officers and senior employees, without compensation, for the purpose of further enhancing their motivation and morale to improve the Company’s performance, with a view to long-term improvement of its corporate value.

2.	Grantees of Share Options

The Company’s directors, ten (10) executive officers, and not more than thirty-five (35) senior employees who are entrusted with important functions.

3.	Maximum Number of Share Options

The maximum number of share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by resolution of the said shareholders meeting (the “Resolution”), will be eleven thousand (11,000).

4.	Cash Payment for Share Options

No cash payment will be required for the share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by the Resolution.

5.	Features of Share Options

The features of share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by the Resolution, will be as follows:
(1)	Number of Shares to be acquired upon Exercise of a Share Option
The number of shares to be acquired upon Exercise of one (1) share option (the “Allotted Number of Shares”) shall be one hundred (100) common shares, and the maximum total number of shares to be delivered due to the exercise of share options shall be one million one hundred thousand (1,100,000) shares.

However, if the Company effects a share split (including allotment of common shares without compensation; this inclusion being applicable below) or a share consolidation after the date of the allotment of the share options, the Allotted Number of Shares will be adjusted by the following calculation formula:

Allotted Number of Shares after Adjustment
=	Allotted Number of Shares before Adjustment x Ratio of Share Splitting or Share Consolidation.
Such adjustment will be made only with respect to the number of issued share options that have not then been exercised, and any fractional number of less than one (1) share resulting from such adjustment will be rounded off.
(2)	Amount of Property to Be Contributed upon Exercise of Share Options
The amount of property to be contributed upon the exercise of each share option will be the amount obtained by multiplying the amount to be paid in for one share (the “Exercise Price”) to be delivered upon the exercise of a share option by the Allotted Number of Shares. The Exercise Price will be the product of the multiplication of 1.05 and the closing price of one (1) common share of the Company in ordinary trading at the Tokyo Stock Exchange as of the date of allotment of the share options (or if no trade is made on such date, the date immediately preceding the date on which such ordinary shares are traded), with any factional amount of less than one (1) yen to be rounded up to one (1) yen.

The Exercise Price will be adjusted as follows:
(i)	If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one (1) yen to be rounded up to one (1) yen:

Exercise Price after Adjustment

= Exercise Price before Adjustment x	1
Ratio of Share Splitting or Share Consolidation
(ii)	If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one (1) yen to be rounded up to one (1) yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment = Exercise Price before Adjustment x

Number of Issued and Outstanding Shares	+	Number of Newly Issued Shares x Payment amount per Share
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares
The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to be Disposed.”
(iii)	In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.
(3)	Period during Which Share Options Are Exercisable
From May 1, 2011 to April 30, 2015.
(4)	Matters regarding Stated Capital and Capital Reserves Increased When Shares Are Issued upon Exercise of Share Options
(i)	The increased amount of stated capital will be one half (1/2) of the maximum amount of increases of stated capital, etc. to be calculated in accordance with Article 40, Paragraph 1 of the Companies Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one (1) yen resulting from such calculation will be rounded up to one (1) yen.

(ii)	The increased amount of capital reserves shall be the amount of the maximum amount of increases of stated capital, etc., mentioned in (i) above, after the subtraction of increased amount of stated capital mentioned in (i) above.
(5)	Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.
(6)	Events for the Company’s Acquisition of Share Options

If a proposal for the approval of a merger agreement under which the Company will become an extinguishing company or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Company will become a wholly-owned subsidiary is approved by the Company’s shareholders at a shareholders’ meeting (or by the Board of Directors if no resolution of a shareholders’ meeting is required for such approval), the Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.
(7)	Handling of Fractions

Any fraction of a share (less than one (1) share) to be delivered to any holder of share options who has exercised share options will be disregarded.
(8)	Other Conditions for Exercise of Share Options
(i)	One share option may not be exercised partially.

(ii)	Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within two (2) years from the end of the Ordinary General Meeting of Shareholders for the 108th Business Term of the Company.

(iii)	Holders of share options will be entitled to exercise their share options for two (2) years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.
6.	Specific Method of Calculation of Remuneration to Directors
The amount of share options to be issued to the directors of the Company, as remuneration, will be the amount to be obtained by multiplying the fair market value per share option as of the allotment date thereof by the total number (not more than five thousand seven hundred (5,700) share options) of share options to be allotted to the directors existing as of such allotment date. The fair market value of a share option will be calculated with the use of the Black-Scholes model on the basis of various conditions applicable on the allotment date. Upon the approval of Proposal No. 3, regarding election of directors, the number of directors will be Twenty-five (25).

The map of the place of
the General Meeting of Shareholders

Place:	Head Office of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Station:	Shimomaruko Station of the Tokyu Tamagawa Line (About 10 minutes walk)

Table of Contents

To Our Shareholders	21

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)

Business Report	22

Consolidated Balance Sheets	56

Consolidated Statements of Income	57

Consolidated Statement of Stockholders’ Equity	58

Notes to Consolidated Financial Statements	59

Accounting Audit Report of Accounting	62
Auditor on Consolidated Financial Statements

Audit Report of Board of Corporate Auditors on	64
Consolidated Financial Statements

Non-Consolidated Balance Sheets	66

Non-Consolidated Statements of Income	68

Non-Consolidated Statement of changes in	70
Net Assets

Notes to Non-Consolidated Financial Statements	72

Accounting Audit Report of Accounting Auditor	78

Audit Report of Board of Corporate Auditors	80

(For Reference)
Information on Shares	82

* The products mentioned in this report may have different names in other regions.

To Our Shareholders

     We are pleased to present our report for the 108th business term (from January 1, 2008 to December 31, 2008).
     Regarding economic conditions during the business term, the financial market turmoil that began in the U.S. eventually affected the real economy throughout the world, and the global economies followed a downward trend. Toward the end of the term, in particular, due to the abrupt appreciation of the yen in the foreign exchange markets and drastic stock market downturns, economic decline had further amplified and serious conditions were created.
     Under these circumstances, the Canon Group, in the third year of Phase III (2006 to 2010) of our “Excellent Global Corporation Plan,” took steps to improve our business performance by building a stable business base. Full-scale efforts were made to energetically move ahead with measures in the areas of development, production and sales, as well as focusing on cost reduction, inventory management and other measures. However, profits declined significantly under the effect of global economic upheaval.
     Regarding dividends, though business conditions are severe, we propose a term-end dividend of 55.00 yen per share at the Ordinary General Meeting of Shareholders for the 108th Business Term in appreciation for the ongoing support of our shareholders. Combined with the interim dividend (55.00 yen per share), dividends for the year will be 110.00 yen per share which is the same amount with the previous Business Term.
     Conditions for the Canon Group are expected to become more difficult in the future, but we will strive to improve our management quality and remain united to overcome these difficult circumstances.
     We look forward to your continued support and encouragement.
     March, 2009
FUJIO MITARAI
Chairman & CEO
TSUNEJI UCHIDA
President & COO

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)
BUSINESS REPORT
(From January 1, 2008 to December 31, 2008)
1. Current Conditions of the Canon Group
(1) Business Progress and Results
■ General Business Conditions
     Reviewing Japanese and overseas economies during the term, the U.S. economy entered a recessionary phase by weak domestic demand due to downturns in residential investment, capital investments and consumer spending, and by worsening employment conditions. The European economies also contracted with unabating drops in residential prices, cooling consumer spending, export weakness, etc. Asian economies in general entered a trend of reduced growth due to the slowing European and U.S. economies, despite continued growth in China. Meanwhile, against the background of global economic deceleration, the Japanese economy moved along with a touch of stagnation which, toward the end of the term, developed into clear signs of serious difficulties as indicated by major declines in corporate profits and resulting reductions in capital investments. In the foreign exchange markets, compared with the previous term, the yen rose substantially during the term against both the U.S. dollar and the euro.
     As to the conditions of the markets in which the Canon Group operates, although demand for digital cameras grew as a whole, prices for compact types fell. Meanwhile, demand was generally flat for networked multifunctional devices, inkjet printers, laser beam printers and other business machines. Demand for mirror projection mask aligners for LCDs expanded greatly as increased demand for large-size LCD panels energized capital investments. On the other hand, demand for semiconductor production equipment weakened, due to ongoing capital investment restraint by semiconductor manufacturers.
     Under these business conditions, the Canon Group designated the term, which is the third year of Phase III (2006 to 2010) of our “Excellent Global Corporation Plan,” as a year for firmly positioning toward achieving 2010 objectives, and took various initiatives.
     To begin with, in the area of development, we moved ahead with efforts to integrate our business and technology strategies, launched structural improvements in the R&D field aimed at radically strengthening and streamlining of our R&D capabilities and formulated a technology roadmap for the future.

     In the area of production, the entire Group worked to accelerate automation and in-house production in order to strengthen our manufacturing base and boost productivity. We enhanced our facilities with the aim of automating production of the Group. For example, the Oita Office of Oita Canon Materials Inc. installed an integrated production line for ink cartridges, and the Moriyama Office of Canon Machinery Inc. established a plant that manufactures automatic assembly machines for toner and ink cartridges for Canon Group. Meanwhile, we also established an R&D building for CMOS sensors and other semiconductor devices at our Kawasaki Office and moved forward with efforts to strengthen our in-house production infrastructure. Additionally, we embarked on construction of a new toner cartridge plant at Canon Virginia, Inc. in the U.S., in order to create an optimal production structure by locating production facilities in areas where products are consumed. On another front, Canon Finetech Inc. made Nisca Corporation into a wholly owned subsidiary with the aim of strengthening development capabilities and improving productivity.
     Meanwhile, we acquired shares of Hitachi Displays, Ltd. to accelerate commercialization of organic electro-luminescence (EL) displays and to put small and medium-sized displays into business operations.
     In the area of sales, we focused on structural reinforcement by means such as reorganization of Group sales subsidiaries in the area of solutions business whose importance is increasing. Canon Marketing Japan Inc. established Canon IT Solutions Inc. by integrating domestic Group companies, and offered high-value-added services. Also, Canon U.S.A., Inc. integrated the regional solution companies and acquired NEWCAL Industries Inc., which led to strengthening its system to pursue nationwide sales and services.
     As described above, the resources of the entire Canon Group were brought to advance measures on various fronts. Despite our efforts, under the effect of worsening business conditions, we recorded net sales of 4,094.2 billion yen (down 8.6% from the previous term), income before income taxes and minority interests of 481.1 billion yen (down 37.4%), and net income of 309.1 billion yen (down 36.7%), all on a consolidated basis. On a non-consolidated basis, we recorded net sales of 2,721.1 billion yen (down 5.8%), ordinary profit of 359.1 billion yen (down 35.0%), and net income of 224.1 billion yen (down 38.9%).

Net Sales (Consolidated)

100 MILLIONS OF YEN
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
34,679
37,542
41,568
44,813
40,942
104th
105th
106th
107th
108th

Net Sales (Non-Consolidated)

100 MILLIONS OF YEN
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
22,784
24,815
27,297
28,879
27,211
104th
105th
106th
107th
108th

Income before Income Taxes and Minority Interests (Consolidated)

100 MILLIONS OF YEN
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,521
6,120
7,191
7,684
4,811
104th
105th
106th
107th
108th

Ordinary Profit (Non-Consolidated)

100 MILLIONS OF YEN
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,963
4,407
5,240
5,528
3,591
104th
105th
106th
107th
108th

Net Income (Consolidated)

100 MILLIONS OF YEN
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,433
3,841
4,553
4,883
3,091
104th
105th
106th
107th
108th

Net Income (Non-Consolidated)

100 MILLIONS OF YEN
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,493
2,893
3,375
3,670
2,241
104th
105th
106th
107th
108th

■ Business Conditions by Operations
Sales by Operations
Consolidated

Operations	Sales	Change from Previous Term
	(100 millions of yen)	(%)

Business Machines	26,600	(9.4)
Office Imaging Products	11,195	(13.3)
Computer Peripherals	14,548	(5.4)
Business Information Products	857	(20.1)

Cameras	10,420	(9.6)

Optical and Other Products	3,922	(0.2)

Total	40,942	(8.6)

Non-Consolidated

Operations	Sales	Change from Previous Term
	(100 millions of yen)	(%)

Business Machines	17,184	(8.3)
Office Imaging Products	4,731	(12.5)
Computer Peripherals	12,453	(6.5)

Cameras	8,082	(5.1)

Optical and Other Products	1,945	19.0

Total	27,211	(5.8)

Note:	Regarding the segment of “Business information products” within the “Business machines” category in the consolidated information above, there were no sales on a non-consolidated basis.

● Business Machines Operations
Office Imaging Products
     Regarding the “imageRUNNER series” of office-use digital networked multifunctional devices, as the Japanese and overseas markets for multifunctional devices continued to shift toward color machines and away from black-and-white, we launched nine new models for five product types of color devices in the Japanese market. We strengthened our line of color machines by working to expand sales of the newly launched “iR C4080F” which is capable of printing 36 pages per minute in color and 40 pages per minute in black-and-white, and by launching the “iR C2110F” which offers both compact size and high functionality, as well as enhanced operability through a color TFT LCD and scroll wheel. In the area of black-and-white machines, we launched six new models for three product types in the Japanese market. These included the “iR3245F” which, despite it being a black-and-white machine, employs a high-speed and compact color scanner capable of digitalizing and transmitting color data files for scanned images. We also worked to promote our solutions business by proposing printing environments adjusted to customers’ business formats and needs by using the Multifunctional Embedded Application Platform (“MEAP”) capable of expanding range of functions which is installed on our “imageRUNNER series.”
     For our “imagePRESS series” printers for digital commercial printing, we launched the “imagePRESS C6000” which is capable of printing 60 pages per minute in both black-and-white and color. We also strengthened this product line with the launch of the “imagePRESS C1+” which can print 14 pages per minute in color and 60 pages per minute in black-and-white and employs a newly developed clear toner that enables a broad range of expression possibilities such as coating or metallic tone design effects.
     Regarding products for small business owners for which demand is expanding, we launched several new products, including the “Satera MF8450” multifunctional color machine, the top-line product in the “Satera series.”
     Sales for this segment fell by 13.3% on a consolidated basis and by 12.5% on a non-consolidated basis, both in comparison to the previous term.

Computer Peripherals
     Regarding inkjet printers, amid market contraction and other difficult business conditions, we pursued aggressive sales activities including the introduction of new products employing the “ChromaLife100+” system which offers significantly better photo print stability through the combination of genuine Canon photo paper with a newly developed dye ink which realizes richer and more vibrant colors. Under the ongoing shift from single-function to multifunctional devices, we launched “PIXUS MP980” multifunctional device using ink of six colors including the newly adopted gray ink and “PIXUS MP630” multifunctional device offering automated double-sided printing function as standard and a broad array of direct printing functions. In single-function devices, we enhanced our lineup by launching products such as the “PIXUS iP4600” which can rapidly print a borderless L-size photo in about 18 seconds. As a result, we were able to increase unit sales of inkjet printers despite the sluggish market. Meanwhile, sales of consumables including ink cartridges were also strong.
     Regarding laser beam printers, OEM-brand products saw a leveling off in color products which had previously shown consistent growth. As for low-end products, which had contributed to the growth of black-and-white machines, multifunctional devices reflected continuing growth but single-function devices showed weakness in sales. For Canon-brand products, we strengthened our product line by launching “Satera LBP5050/5050N” color devices and, in black-and-white devices, products such as the “Satera LBP3980” capable of printing 35 pages per minute and up to A3 size. Additionally, we worked to expand our solutions business utilizing the “MEAP-Lite” function expansion system.
     In image scanners, we launched new products, including the “CanoScan 5600F” which adopts CCD technology and the “CanoScan LiDE 200” which employs CIS (Contact Images Sensor) technology.
     Sales for this segment fell by 5.4% on a consolidated basis and by 6.5% on a non-consolidated basis, both in comparison to the previous term.

Business Information Products
     In the area of office-use document scanners, due to corporations carrying out upgrades of their internal network environments and further advanced document digitization, the market for low-priced and compact products continued to expand. Under these conditions, for the “imageFORMULA series” handled by Canon Electronics Inc., we launched the “DR-X10C” as a new version of the flagship model and the “DR-7090C” capable of a high reading speed of 70 pages per minute. Sales promotion efforts for both products enabled us to achieve growth in unit sales.
     Calculators handled by Canon Electronic Business Machines (H.K.) Co., Ltd. saw shrinkage in the Japanese market, but maintained high growth rates in other Asian markets. In the U.S., focused sales efforts for “MP-25DV” print-capable calculator boosted unit sales. Also, we introduced new products for electronic dictionaries handled by that company including the “wordtank V903” which offers rich Chinese language content for learners of Chinese and the “wordtank M600” for people who enjoy pastimes like foreign travel and haiku.
     Sales for servers and personal computers handled by Canon Marketing Japan Inc. declined as that company moved forward with its shift from sales of single products to the solutions business.
     Sales for this segment fell by 20.1% on a consolidated basis in comparison to the previous term. For this segment, there were no sales on a non-consolidated basis.

●	Camera Operations
     In digital cameras, as for our SLR type which continues to enjoy growing demand, we launched in our “EOS DIGITAL series” the “EOS 50D” equipped with a 15.1 megapixel CMOS sensor and a newly designed “DIGIC 4” image processor for even higher image quality and higher-speed image processing. We also introduced the “EOS 5D Mark II” which is equipped with a 21.1 megapixel 35mm full-frame CMOS sensor and a “DIGIC 4” image processor, and offers full HD video functionality. Sales promotion activities for these models as well as the “EOS Kiss X2” in the “EOS Kiss series,” resulted in higher SLR unit sales. Consequently, sales of our EF lens series, dedicated flashes and other products also marked sound sales increases.
     In the area of compact digital cameras, we launched six new models in our stylish “IXY DIGITAL series.” These included the 10.0 megapixel “IXY DIGITAL 920 IS” equipped with a “DIGIC 4” image processor and 4.0x zoom. Additionally, in the “PowerShot series” with its ample product range for a variety of photographic styles, we launched ten new models, including the 14.7 megapixel “PowerShot G10” with a “DIGIC 4” image processor and 5.0x zoom.
     In digital video cameras, we introduced new products such as the “iVIS HF11” which enables recording up to 24 hours using double memory capacity that consists of both an internal flash memory and an SD card slot as recording medium. As a result, we increased our share of the market for HD video cameras.
     On the LCD projector front, we expanded our line of high-resolution models by launching the “SX80” equipped with our own “LCOS” reflective LCD panel for SXGA+ (1,400X1,050 pixels) resolution.
     Sales for this segment fell by 9.6% on a consolidated basis and by 5.1% on a non-consolidated basis, both in comparison to the previous term.

●	Optical and Other Products Operations
     Regarding mirror projection mask aligners for LCDs, with an improving demand-supply balance for large-size LCD panels through the first half of the term, and a trend of increase in panel prices, panel manufacturers engaged in active capital investments that, despite a slowdown toward the end of the term, resulted in a significant improvement. Under these circumstances, we worked to promote sales of our “MPAsp-H700 series” eighth-generation mirror projection mask aligner and produced a significant improvement in sales.
     In semiconductor production equipment, we experienced lower sales due to falling demand caused by semiconductor manufacturers curbing capital investment for mass-production in response to slumping semiconductor prices.
     For the “imagePROGRAF series” of large-format inkjet printers, we launched new products such as the “iPF820” for businesses using CAD drawings and the “iPF6200” for graphic art businesses. We also engaged in solutions business by introducing “PosterArtist 2008” software application for the easy creation of professional-quality posters.
     Meanwhile, sales of medical equipment remained steady as a result of sales expansion efforts that included the introduction of “CR-1,” a non-mydriatic digital retinal camera capable of producing high-quality images for medical examinations at about one-third of the flash intensity than before.
     Die bonders handled by Canon Machinery Inc. and magnetic head film deposition equipment and other devices handled by Canon ANELVA Corporation were depressed amid market weakness caused by lower capital investments on the part of customers.
     Sales for this segment fell by 0.2% on a consolidated basis and grew by 19.0% on a non-consolidated basis, both in comparison to the previous term.

(2) Facilities Investment
     The investment in facilities during this term totaled 362.0 billion yen (211.6 billion yen by the Company), which are mainly as follows:
Main facilities completed during this term

.	Kawasaki Office of the Company: New Production Engineering Building and R&D Building (Headquarters Operations)
Location: Kawasaki-shi, Kanagawa Pref.
Date of Completion: July, 2008
.	Oita Canon Materials Inc.: New Production Base (Business Machines Operations)
Location: Oita-shi, Oita Pref.
Date of Completion: February, 2008
*Leased to Oita Canon Materials Inc. by the Company
.	Head Office of the Company: Takeshi Mitarai Memorial Hall (Headquarters Operations)
Location: Ohta-ku, Tokyo
Date of Completion: January, 2008
.	Canon Precision Inc.: New Production Base (Business Machines Operations)
Location: Hirosaki-shi, Aomori Pref.
Date of Completion: August, 2008
*Leased to Canon Precision Inc. by the Company
Main facilities under construction for establishment/expansion as of the end of this term

.	Kawasaki Office of the Company: New R&D Building (Headquarters Operations)
Location: Kawasaki-shi, Kanagawa Pref.
.	Oita Canon Materials Inc.: New Production Base (Business Machines Operations)
Location: Oita-shi, Oita Pref.
*To be leased to Oita Canon Materials Inc. by the Company
.	Toride Office of the Company: New Production Base (Business Machines Operations)
Location: Toride-shi, Ibaraki Pref.
.	Canon Virginia, Inc.: New Production Base (Business Machines Operations)
Location: Virginia, U.S.A.

(3) Management Perspectives
     Regarding the global economy, given the combined effects of economic downturns in the leading industrialized countries and deceleration in emerging countries, it is expected that growth rate will decrease greatly and a strong sense of stagnation is to continue. The business conditions for the Canon Group are also expected to continue severe due to factors such as trend of strong yen in the foreign exchange markets.
     Under these conditions, the Canon Group, in the fourth year of Phase III (2006 to 2010) of our “Excellent Global Corporation Plan,” will make the most of management reforms achieved to date and take all measures for next growth in order to achieve further improvements in management quality. In other words, we will respond swiftly to the present difficult business conditions and restructure ourselves as a lean organization by setting this year as to be prepared to take advantage of improved conditions in the future.
     Toward that goal, our key objectives will be, first of all, to achieve timely introductions of new products satisfactory to customers in every aspect of functionality, design, ease of use, reliability and cost performance, and to secure No.1 market positions above and beyond the rest in each of our businesses.
     Next, amid a strong yen, drastic fluctuations in raw material prices, falling product prices and other changing conditions, we will work to lower our cost rate by, for example, pursuing production and procurement reform activities to an even greater degree and practicing prototype-less development. Furthermore, in the face of stagnant market conditions, we will improve the quality of products thoroughly by renewing our appreciation of product quality as the lifeblood of a manufacturer and taking to heart the “supremacy of quality.”
     Additionally, through our collaboration with Hitachi Displays, Ltd., to which we infused capital during the current term, we will concentrate on strengthening display operations as a new core business. We also aim to add significant strength to new businesses by actively launching new products in the field of medical equipment and by pursuing other initiatives as well.
     With eyes focused on taking the Canon Group to new heights, promoting its perpetual development and transforming it into a truly excellent global company that continues to prosper, we will work to strengthen our unique core technology research system and develop management personnel, while also devoting even greater efforts to social contribution activities.

(4) Status of Assets and Earnings
Consolidated

	104th Business Term	105th Business Term
	(Jan. 1, 2004-Dec. 31, 2004)	(Jan. 1, 2005-Dec. 31, 2005)

Net Sales (100 millions of yen)	34,679	37,542

Income before Income Taxes and Minority Interests (100 millions of yen)	5,521	6,120

Net Income (100 millions of yen)	3,433	3,841

Basic Net Income Per Share (yen)	258.53	288.63

Total Assets (100 millions of yen)	35,870	40,436

Total Stockholders’ Equity (100 millions of yen)	22,099	26,047

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

	2.	Basic net income per share is calculated based on the weighted average number of outstanding shares during the term.
Non-Consolidated

	104th Business Term	105th Business Term
	(Jan. 1, 2004-Dec. 31, 2004)	(Jan. 1, 2005-Dec. 31, 2005)

Net Sales (100 millions of yen)	22,784	24,815

Ordinary Profit (100 millions of yen)	3,963	4,407

Net Income (100 millions of yen)	2,493	2,893

Net Income Per Share (yen)	281.30	325.83

Total Assets (100 millions of yen)	23,848	26,528

Net Assets (100 millions of yen)	16,514	18,754

Notes:	1.	Net income per share is calculated based on the weighted average number of outstanding shares during the term.
2.
The Company implemented a three-for-two stock split on July 1, 2006. The net income per share for the 106th business term has been calculated on the basis that the stock split was made at the beginning of the term.

106th Business Term	107th Business Term	108th Business Term
(Jan. 1, 2006-Dec. 31, 2006)	(Jan. 1, 2007-Dec. 31, 2007)	(Jan. 1, 2008-Dec. 31, 2008)

41,568	44,813	40,942

7,191	7,684	4,811

4,553	4,883	3,091

341.95	377.59	246.21

45,219	45,126	39,699

29,866	29,223	26,598

3.
Canon has made a three-for-two stock split on July 1, 2006. Basic net income per share for the 104th and 105th business terms have been calculated based on the number of issued shares following the implementation of the stock split. The basic net income per share for the 106th business term has been calculated on the basis that the stock split was made at the beginning of the term.

106th Business Term	107th Business Term	108th Business Term
(Jan. 1, 2006-Dec. 31, 2006)	(Jan. 1, 2007-Dec. 31, 2007)	(Jan. 1, 2008-Dec. 31, 2008)

27,297	28,879	27,211

5,240	5,528	3,591

3,375	3,670	2,241

253.48	283.75	178.50

29,381	27,909	26,190

21,093	18,906	18,650

3.
Effective from 106th business term, the Company adopted Accounting Standards Board Statement No. 5 “Accounting Standard for Presentation of Net Assets in the Balance Sheet” issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 “Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” issued by the Accounting Standards Board of Japan on December 9, 2005.

(5) Main Activities
      Canon Group is engaged in the development, manufacture and sales of the following products.

Operations		Main Products

Business Machines	Office Imaging Products	Network Multifunction Devices,
Laser Multifunction Printers,
Copying Machines

	Computer Peripherals	Laser Beam Printers,
Inkjet Printers,
Inkjet Multifunction Printers,
Image Scanners

	Business Information Products	Computers,
Document Scanners,
Handy Terminals,
Calculators,
Electronic Dictionaries

Cameras		Digital Cameras,
Digital Video Cameras,
Interchangeable Lenses,
LCD Projectors

Optical and Other Products		Semiconductor Production Equipment,
Mirror Projection Mask Aligners for LCDs,
Broadcast-use Television Lenses,
Medical Image Recording Equipment,
Large-Format Inkjet Printers,
Vacuum Equipment for Electronic Components

(6) Canon Group Global Network
■ Major Domestic Bases

Name [Location]

Canon Inc.
Headquarters [Tokyo]
Kawasaki Office [Kanagawa Pref.]
Ayase Office [Kanagawa Pref.]
Hiratsuka Development Center [Kanagawa Pref.]
Optics R&D Center [Tochigi Pref.]
Tamagawa Plant [Kanagawa Pref.]
Kosugi Office [Kanagawa Pref.]
Toride Plant [Ibaraki Pref.]
Fuji-Susono Research Park [Shizuoka Pref.]
Yako Office [Kanagawa Pref.]
Utsunomiya Plant [Tochigi Pref.]
Utsunomiya Optical Products Plant [Tochigi Pref.]
Ami Plant [Ibaraki Pref.]

Manufacturing
Oita Canon Inc. [Oita Pref.]
Canon Chemicals Inc. [Ibaraki Pref.]
Nagahama Canon Inc. [Shiga Pref.]
Fukushima Canon Inc. [Fukushima Pref.]
Oita Canon Materials Inc. [Oita Pref.]

Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon Software Inc. [Tokyo]
Canon System & Support Inc. [Tokyo]
Canon IT Solutions Inc. [Tokyo]

R&D, Manufacturing and Marketing
Canon Electronics Inc. [Saitama Pref.]
Canon Finetech Inc. [Saitama Pref.]
Canon Machinery Inc. [Shiga Pref.]
Canon Precision Inc. [Aomori Pref.]
Canon ANELVA Corporation [Kanagawa Pref.]

Note:	Optics R&D Center, Utsunomiya Plant and Utsunomiya Optical Products Plant were combined to form Utsunomiya Plant as of January 1, 2009.

■ Major Overseas Bases

Name [Location]

R&D
Canon Development Americas, Inc. [U.S.A.]
Canon Technology Europe Ltd. [U.K.]
Canon Research Centre France S.A.S. [France]
Canon Information Systems Research Australia Pty. Ltd. [Australia]

Manufacturing
Canon Virginia, Inc. [U.S.A.]
Canon Giessen GmbH [Germany]
Canon Bretagne S.A.S. [France]
Canon Dalian Business Machines, Inc. [China]
Canon Zhuhai, Inc. [China]
Canon Zhongshan Business Machines Co., Ltd. [China]
Canon (Suzhou) Inc. [China]
Canon Inc., Taiwan [Taiwan]
Canon Hi-Tech (Thailand) Ltd. [Thailand]
Canon Vietnam Co., Ltd. [Vietnam]
Canon Opto (Malaysia) Sdn. Bhd. [Malaysia]

Marketing
Canon U.S.A., Inc. [U.S.A.]
Canon Canada Inc. [Canada]
Canon Latin America, Inc. [U.S.A.]
Canon Europa N.V. [Netherlands]
Canon Europe Ltd. [U.K.]
Canon (UK) Ltd. [U.K.]
Canon France S.A.S. [France]
Canon Deutschland GmbH [Germany]
Canon North-East Oy [Finland]
Canon Middle East FZ-LLC [U.A.E.]
Canon (China) Co., Ltd. [China]
Canon Hongkong Co., Ltd. [Hong Kong]
Canon Korea Consumer Imaging Inc. [Korea]
Canon Singapore Pte. Ltd. [Singapore]
Canon Australia Pty. Ltd. [Australia]
Canon do Brasil Indústria e Comércio Limitada [Brazil]
Canon Chile, S.A. [Chile]
Canon South Africa Pty. Ltd. [South Africa]

R&D, Manufacturing and Marketing
Canon Electronic Business Machines (H.K.) Co., Ltd. [Hong Kong]

(7) Employees
Consolidated

Number of employees	166,980 persons
(Increase of 35,628 persons from the previous term)

Americas	11,112 persons

Europe	12,735 persons

Japan	72,445 persons

Others	70,688 persons

Non-Consolidated

Number of employees	25,412 persons

(Increase of 4,526 persons from the previous term)

(8) Acquisition of shares of other companies
(i)
Canon Finetech Inc., aiming to strengthen its basis of peripheral devices for business machines business, made
Nisca Corporation its wholly-owned subsidiary on July 1, 2008, by tender offer and share exchange.

(ii)
Canon Electronics Inc., aiming to strengthen its information related equipment business, made Asia Pacific System
Research Co., Ltd. (listed on the JASDAQ stock exchange) its consolidated subsidiary on November 21, 2008 by tender offer.

(9) Principal Subsidiaries
■ Subsidiaries

	Capital Stock (millions of yen)	Ratio of Voting
Company Name		Rights of the	Main Activities
		Company (%)

Canon Marketing Japan Inc.	73,303	55.2	Domestic sale of business machines, cameras, etc.

Canon Electronics Inc.	4,969	55.1	Manufacture and sale of information related equipment and precision machinery units for cameras

Canon Finetech Inc.	3,451	58.1	Manufacture and sale of printers, peripheral devices for business machines and chemicals, etc.

Canon Software Inc.	1,348	57.6	Development and sale of computer software

Canon Machinery Inc.	2,707	64.7	Manufacture and sale of semiconductor production equipment and automation/ laborsaving equipment

Tokki Corporation	6,573	66.5	Development, manufacture and sale of equipment for manufacturing organic EL display panels, etc.

Asia Pacific System Research Co., Ltd.	2,400	87.9	Design, development, operation and maintenance of software and systems

e-System Corporation	5,005	62.1	Introduction of Customer Relationship Management System, etc.

Oita Canon Inc.	80	100.0	Manufacture of cameras

Canon U.S.A., Inc.	204,355 thousands of U.S.$	100.0	Sale of business machines, cameras, etc. in the Americas

Canon Europa N.V.	290,600 thousands of Euro	100.0	Sale of business machines, cameras, etc. in Europe

Notes:	1.	The ratio of the Company’s voting rights in Canon Marketing Japan Inc. and Canon Finetech Inc. are calculated together with the number of voting rights held by subsidiaries.
	2.	The ratio of the Company’s voting rights in Canon Software Inc., Asia Pacific System Research Co., Ltd. and e-System Corporation are based on the number of voting rights held by subsidiaries.
	3.
The ratio of the Company’s voting rights in Tokki Corporation and Asia Pacific System Research Co., Ltd. are calculated based on the number of voting rights as of June 30, 2008 and September 30, 2008, respectively.

■ Consolidated Status
      The number of consolidated subsidiaries was 245, and the number of affiliated companies accounted for by the equity method was 18.

2. Shares of the Company
Number of Shares Issuable          3,000,000,000 shares
Issued Shares, Capital Stock and Number of Shareholders

	As of the end of	Change during	As of the end of
	the Previous Term	This Term	This Term

Issued Shares (share)	1,333,636,210	127,254	1,333,763,464

Capital Stock (yen)	174,698,297,729	63,499,746	174,761,797,475

Number of Shareholders (person)	158,388	26,401	184,789

Note:	The increase of the issued shares and the capital stock during this term reflect the conversion of convertible debentures into shares.

Major Shareholders (Ten shareholders)

	Investment by
	the Shareholders
	in the Company
Name of Shareholders	Number of	Share-
	Shares Held	holding
	(thousands of	Ratio (%)
	shares)

The Dai-Ichi Mutual Life Insurance Co.	93,312	7.6

Moxley & Co.	64,552	5.2

Japan Trustee Services Bank, Ltd. (Trust Account)	57,055	4.6

Japan Trustee Services Bank, Ltd. (Trust Account 4G)	53,469	4.3

The Master Trust Bank of Japan, Ltd. (Trust Account)	47,213	3.8

JP Morgan Chase & Co. 380055	30,220	2.4

State Street Bank and Trust Company	25,969	2.1

Mizuho Corporate Bank, Ltd.	25,919	2.1

Sompo Japan Insurance Inc.	22,910	1.9

The Chase Manhattan Bank, N.A. London S.L. Omnibus Account	21,615	1.8

Notes: 1.	Shareholding ratio is calculated by deducting treasury stock (99,275 thousand shares) from total shares issued.
2.	With respect to Mizuho Corporate Bank, Ltd., in addition to the above, there are 7,704 thousand shares of the Company’s stock, in the form of trust property relating to retirement allowance trust.
Shareholding Ratio by Category

3. Share Options of the Company
(1) Share Options Issued as Stock Options
(i)	Share Options Held by the Directors and Corporate Auditors of the Company as of the end of this term

	Number of share	Class and
	options	number of shares	Exercise period	Number of
	(Exercise price	to be acquired		holders
per share)

1st Share	3,500 options	Common stock	May 1, 2010 to	Directors
Options	(5,502 yen)	350,000 shares	April 30, 2014	25 persons

(ii)	Share Options Issued to the Employees of the Company during this term

	Number of share	Class and
	options	number of shares	Exercise period	Number of
	(Exercise price	to be acquired		holders
per share)

1st Share Options	2,420 options (5,502 yen)	Common stock 242,000 shares	May 1, 2010 to April 30, 2014	Employees of the Company 38 persons

(iii)	Issue Price of Share Options
     No cash payment is required.
(iv)	Other Conditions for Exercise of Share Options
a.	One share option may not be exercised partially.

b.	Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within two (2) years from the end of the Ordinary General Meeting of Shareholders which the issuance of such share options was resolved.

c.	Holders of share options will be entitled to exercise their share options for two (2) years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

d.	No succession by inheritance is authorized for the share options.

e.	Besides the above, other conditions shall be stipulated in an agreement to be executed between the Company and grantee of share options, based on the resolution of the Board of Directors’ meeting.
(2)	Convertible Debentures
     The third series of Unsecured Convertible Debentures issued on November 24, 1993, matured on December 19, 2008 (the date of redemption).

4. Directors and Corporate Auditors
(1) Directors and Corporate Auditors

Position	Name	Business in Charge or Representatives of
other Organizations

Chairman & CEO	Fujio Mitarai	Chairman of Nippon Keidanren
President & COO	Tsuneji Uchida
Executive Vice President & CFO	Toshizo Tanaka	Group Executive of Policy & Economy Research Headquarters
Senior Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual Property and Legal Headquarters
Senior Managing Director	Junji Ichikawa	Chief Executive of Optical Products Operations
Senior Managing Director	Akiyoshi Moroe	Group Executive of External Relations Headquarters and Group Executive of General Affairs Headquarters
Senior Managing Director	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters and Deputy Group Executive of Policy & Economic Research Headquarters
Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.
Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Managing Director	Tomonori Iwashita	Group Executive of Environment Headquarters and Group Executive of Quality Management Headquarters
Managing Director	Masahiro Osawa	Group Executive of Finance & Accounting Headquarters
Managing Director	Shigeyuki Matsumoto	Group Executive of Device Technology Development Headquarters and Deputy Group Executive of Core Technology Development Headquarters
Managing Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations Managing Director
Managing Director	Ryoichi Bamba	President of Canon Europa N.V. and President of Canon Europe Ltd.
Managing Director	Toshio Homma	Chief Executive of L Printer Products Operations
Managing Director	Masaki Nakaoka	Chief Executive of Office Imaging Products Operations
Managing Director	Haruhisa Honda	Group Executive of Production Engineering Headquarters
Director	Shunichi Uzawa	Executive Vice President of Canon U.S.A., Inc.
Director	Toshiyuki Komatsu	Deputy Group Executive of Corporate Planning Development Headquarters
Director	Tetsuro Tahara	Group Executive of Global Manufacturing & Logistics Headquarters
Director	Seijiro Sekine	Group Executive of Information & Communication Systems Headquarters
Director	Shunji Onda	Group Executive of Global Procurement Headquarters
Director	Kazunori Fukuma	President & Representative Director of SED Inc.
Director	Hideki Ozawa	President of Canon (China) Co., Ltd.
Director	Masaya Maeda	Group Executive of Image Communication Products Operations

Position		Name	Business in Charge or Representatives of other Organizations

Corporate Auditor	*	Keijiro Yamazaki
Corporate Auditor		Kunihiro Nagata
Corporate Auditor		Tadashi Ohe	Attorney
Corporate Auditor		Yoshinobu Shimizu	Certified Public Accountant
Corporate Auditor		Minoru Shishikura

Notes: 1.	Mr. Fujio Mitarai, Mr. Tsuneji Uchida and Mr. Toshizo Tanaka are Representative Directors.
2.	Corporate Auditor with asterisk was newly elected at the Ordinary General Meeting of Shareholders for the 107th Business Term held on March 28, 2008, and assumed his office.
3.	Corporate Auditors Mr. Tadashi Ohe, Mr. Yoshinobu Shimizu and Mr. Minoru Shishikura are Outside Corporate Auditors defined by Item 16, Article 2 of the Corporation Law.
4.	Corporate Auditor Mr. Kunihiro Nagata had experienced accounting operation at the Company for many years and has a wealth of expertise in finance and accounting.
5.	Corporate Auditor Mr. Yoshinobu Shimizu is a Certified Public Accountant and has a wealth of expertise in finance and accounting.
6.	Corporate Auditor Mr. Minoru Shishikura had experienced financial operation at an insurance company for many years and has a wealth of expertise in finance.
7.	“Business in Charge or Representatives of other Organizations” of Directors Mr. Akiyoshi Moroe and Mr. Shigeyuki Matsumoto, as of January 1, 2009, have been changed as follows.

Akiyoshi Moroe	Group Executive of External Relations Headquarters, Group Executive of General Affairs Headquarters and Group Executive of Human Resources Management & Organization Headquarters
Shigeyuki Matsumoto	Group Executive of Device Technology Development Headquarters
(2) Remuneration and Other Amounts to Directors and Corporate Auditors

Directors	27 persons	1,586 million yen
Corporate Auditors	6 persons	108 million yen
(including 54 million yen for 3 Outside Corporate Auditors)

Notes: 1.	The above persons include 2 Directors and 1 Corporate Auditor who have retired at the conclusion of the Ordinary General Meeting of Shareholders for the 107th Business Term held on March 28, 2008.
2.	Directors’ remuneration and other amounts do not include amount paid as salary for employees to those Directors who are also employees.
3.	Directors’ remuneration and other amounts include provisions for directors’ bonuses for this term in the amount of 244 million yen.
4.	Directors’ remuneration and other amounts include expenses related to the share options issued pursuant to the resolution of the 107th Ordinary General Meeting of Shareholders, held on March 28, 2008, in the amount of 145 million yen.
5.	The above remuneration and other amounts include an increased amount of accrued directors’ retirement benefits for this term (Directors 310 million yen, Corporate Auditors 13 million yen (including 6 million yen for Outside Corporate Auditors)).
6.	In addition to the above, Directors and Corporate Auditors received the following remuneration and other amounts.
                    Directors’ allowance paid pursuant to the resolution of the Ordinary
                    General Meeting of Shareholders for the 107th Business Term held on March 28, 2008

Directors	2 persons	118 million yen
Corporate Auditor	1 person	18 million yen
Each amount includes increased amount of accrued directors’ retirement benefits, disclosed in the business report for this business term and in prior business terms.

(3) Outside Directors and Outside Corporate Auditors

Important Concurrent Post

Name	Concurrent Post	Company Name

Tadashi Ohe	Outside Corporate Auditor	Marui Group Co., Ltd.

	Outside Corporate Auditor	Kao Corporation

Yoshinobu Shimizu	Outside Corporate Auditor	Mitsubishi UFJ Trust and Banking Corporation

	Outside Corporate Auditor	Canon Electronics Inc.

Minoru Shishikura	Outside Corporate Auditor	Canon Marketing Japan Inc.

	Outside Corporate Auditor	Canon Finetech Inc.

Principal Activities

Name	Principal Activities

Tadashi Ohe	Attended 10 out of 13 Board of Directors meeting and all 16 of the Board of Corporate Auditors meeting held during this term, and provided expert input as an attorney when necessary.

Yoshinobu Shimizu	Attended all 13 of Board of Directors meeting and all 16 of the Board of Corporate Auditors meeting held during this term, and provided expert input as a Certified Public Accountant when necessary.

Minoru Shishikura	Attended 12 out of 13 Board of Directors meeting and all 16 of the Board of Corporate Auditors meeting held during this term, and provided input based on his insight in financial operation when necessary.

Remuneration and Other Amounts Received by Outside Directors and Outside Corporate Auditors from the Company’s Subsidiaries
     Remuneration and other amounts received during this term by Outside Corporate Auditors from the Company’s subsidiaries for their services as Outside Corporate Auditors amounted to 11 million yen.

5. Accounting Auditor
(1) Name of Accounting Auditor
Ernst & Young ShinNihon LLC
(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount

(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act	608 million yen

(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,032 million yen

Notes:	1.	In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law and in accordance with the Financial Instruments and Exchange Law. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.
	2.	The Company pays remuneration to the Accounting Auditor for their advice and instruction concerning the development, operation and assessment pertaining to the internal control on financial reports and financial due diligence in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.
	3.	Among the Company’s principal subsidiaries, Asia Pacific System Research Co., Ltd. is audited by KPMG AZSA & Co., Canon U.S.A., Inc. is audited by Ernst & Young LLP and Canon Europa N.V. is audited by Ernst & Young Accountants LLP.
(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor
     The Board of Corporate Auditors, by unanimous agreement, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law.
     In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Directors will propose, with the agreement of the Board of Corporate Auditors, or as requested by the Board of Corporate Auditors, not to reappoint the Accounting Auditor at a general meeting of shareholders.

6. Systems for Ensuring Propriety of Operations
     As systems for ensuring the propriety of the Company’s operations, the Board of Directors has adopted a resolution as follows:
(1)	System for Ensuring the Performance of Duties by Directors and Employees to Comply with Laws and Articles of Incorporation
(i)
Based on the spirit of the “Three Selfs” (self-motivation, self-management, and self-awareness)—a Canon universal principle dating back to the Company’s founding—the Company established the Canon Group Code of Conduct as a standard to which Directors, Executive Officers and employees must adhere when performing their work. A Committee that manages and oversees this initiative promotes compliance activities to develop law-abiding, independent and strong individuals with a high sense of ethics.

(ii)	Policies and measures set forth by the Committee above are implemented throughout the Company with the assistance of compliance staff assigned to each division.

(iii)	Each division establishes internal rules and guidelines to help ensure that all Directors, Executive Officers and employees thoroughly understand the laws and regulations of Japan and other countries.

(iv)
The Company ensures Directors, Executive Officers and employees the implementation of the basic policy that provides not to have any relation with antisocial forces under any circumstances, and also maintains and improves the cooperation structure with external institutions such as police by establishing a department in charge.

(v)	The Company’s internal auditing, legal, and other divisions work to strengthen compliance through law-abidance guidance and monitoring on its business activities.

(vi)	An in-house hotline system is employed to promote internal self-checks to prevent illegal or unethical activities and help prevent improprieties.
(2)	System for Maintaining and Managing Information Relating to the Performance of Duties by Directors
(i)
Information relating to the performance of duties by Directors is maintained and managed in accordance with the Company’s basic rules for document management addressing the creation, sending and receiving, storage, retention, and destruction of documents, and other in-house rules.

(ii)	A system is established that enables Directors, Corporate Auditors, and internal auditing to access this information anytime.

(3)	Rules and Other Systems Regarding Management of Risk of Loss
(i)	Important matters are carefully deliberated at the Executive Committee and in other Management Committees on specific action plans to eliminate or reduce business risks.

(ii)
Business processes are specified and risks are evaluated based on guidelines set forth by a committee that oversees financial risk management to ensure the accuracy and reliability of financial reporting. This must be documented in writing, and the status of control activity is regularly confirmed to make risk management effectively work.

(iii)
A risk management system is created through the formulation and observance of various in-house rules to protect the Company from diversifying risks (quality, environmental, disaster, information-related, export management, etc.) and maintain public faith. In particular, Basic Policies Regarding Product Safety have been established, which govern efforts in supplying customers with safe products that will allow comfortable and satisfactory use.

(iv)	Wide-ranging audits of various types and promotion of the in-house hotline system by internal auditing are carried out for the early detection and resolution of risks.
(4)	System for Assuring Directors’ Efficient Execution of Duties
(i)
The Executive Committee and Management Committees are established and important matters are carefully deliberated in advance by Directors, Executive Officers and relevant managers to promote prompt and appropriate decision making by Directors.

(ii)
Based on explanation of management policies in long-term management plans, the Company goals are given concrete shape in medium-term plans, and each division is thoroughly informed of the content of these plans. Furthermore, annual and quarterly short-term plans and monthly budgetary control are used to monitor performance progress, through which the Company makes optimum use of management resources.

(5)	System for Ensuring Appropriate Operations of the Corporate Group Comprised of Corporation, its Parent Companies and Subsidiaries
(i)	Based on the “Canon Group Code of Conduct”, the Company promotes Groupwide compliance and infuses an awareness of compliance and corporate ethics to share as a set of common values for the Group.

(ii)	Policies and measures set forth by the Committee managing and overseeing the “Canon Group Code of Conduct” are implemented at each Group company by compliance staff assigned to it.

(iii)	The internal auditing, legal, and other divisions enhance compliance by providing guidance and monitoring with regard to the observance of laws in the business activities of all Group companies.

(iv)	The soundness and efficiency of the Group’s business activities are ensured through the formulation of Groupwide medium-term plans and deliberations in the Management Committee.
(6)	Matters Regarding Employees Who Assist the Duties of Corporate Auditors When Corporate Auditors Request Assignment of Such Employees
(i)	A division is established specifically to assist Corporate Auditors with their duties.

(ii)	Full-time employees of a requisite number are assigned to the division.
(7)	Matters Regarding Independence of the Employees in (6) Above From Directors
(i)	The division is an organization independent of the Board of Directors.

(ii)	Changes in the division’s personnel require the prior consent of the Board of Corporate Auditors.

(8)	System for Directors and Employees to Report to Corporate Auditors and System for Other Types of Reporting to Corporate Auditors
(i)	Directors promptly report to Corporate Auditors matters that may have a significant impact on the Company when such matters emerge or are likely to emerge.

(ii)	Directors, Executive Officers and employees deliver reports periodically to Corporate Auditors regarding matters Directors and the Corporate Auditors have previously agreed upon in consultations.

(iii)	Corporate Auditors attend the Executive Committee and other important meetings.

(iv)	An in-house hotline system is adopted to allow Corporate Auditors to receive information from employees.
(9)	Other Systems for Securing the Effectiveness of Auditing by Corporate Auditors
(i)	Corporate Auditors periodically receive reports from accounting auditors.

(ii)	The Company establishes the systems for providing cooperation and allowing field audits of internal divisions and affiliates to be performed efficiently by Corporate Auditors.

Consolidated Financial Statements
Consolidated Balance Sheets

ASSETS			Millions of yen

	As of Dec. 31,		As of Dec. 31,
	2008		2007

Current assets:
Cash and cash equivalents	679,196		944,463
Short-term investments	7,651		20,499
Trade receivables, net	595,422		794,240
Inventories	506,919		563,474
Prepaid expenses and other current assets	275,660		286,111

Total current assets	2,064,848		2,608,787

Noncurrent receivables	14,752		15,239
Investments	88,825		90,086
Property, plant and equipment, net	1,357,186		1,364,702
Intangible assets	119,140		112,516
Other assets	325,183		321,295

Total assets	3,969,934		4,512,625

LIABILITIES AND STOCKHOLDERS’ EQUITY			Millions of yen

	As of Dec. 31,		As of Dec. 31,
	2008		2007

Current liabilities:
Short-term loans and current portion of long-term debt	5,540		18,317
Trade payables	406,746		514,226
Accrued income taxes	69,961		150,726
Accrued expenses	277,117		357,525
Other current liabilities	184,636		215,911

Total current liabilities	944,000		1,256,705

Long-term debt, excluding current installments	8,423		8,680
Accrued pension and severance cost	110,784		44,710
Other noncurrent liabilities	55,745		57,324

Total liabilities	1,118,952		1,367,419

Minority interests	191,190		222,870
Commitment and contingent liabilities
Stockholders’ equity:
Common stock	174,762		174,698
[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]
[Issued shares] (share)	[1,333,763,464	]	[1,333,636,210	]
Additional paid-in capital	403,790		402,991
Legal reserve	53,706		46,017
Retained earnings	2,876,576		2,720,146
Accumulated other comprehensive income (loss)	(292,820)		34,670
Treasury stock, at cost	(556,222)		(456,186)
[Treasury shares] (share)	[99,275,245	]	[72,588,428	]

Total stockholders’ equity	2,659,792		2,922,336

Total liabilities and stockholders’ equity	3,969,934		4,512,625

<Notes to Consolidated Balance Sheets>

1.	Allowance for doubtful receivables:	9,318 million yen
2.	Accumulated depreciation:	1,635,601 million yen
3.	Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.
4.	Guarantee obligations for bank loans taken out by employees: 22,308 million yen.

<Note to Per Share Information>
Stockholders’ equity per share		2,154.57 yen

Consolidated Statements of Income

		Millions of yen

	Year ended	Year ended
	Dec. 31, 2008	Dec. 31, 2007

Net sales	4,094,161	4,481,346
Cost of sales	2,156,153	2,234,365

Gross profit	1,938,008	2,246,981
Operating expenses:
Selling, general and administrative expenses	1,067,909	1,122,047
Research and development expenses	374,025	368,261

	1,441,934	1,490,308

Operating profit	496,074	756,673
Other income (deductions):
Interest and dividend income	19,442	32,819
Interest expense	(837)	(1,471)
Other, net	(33,532)	(19,633)

	(14,927)	11,715

Income before income taxes and minority interests	481,147	768,388
Income taxes	160,788	264,258

Income before minority interests	320,359	504,130

Minority interests	11,211	15,798

Net income	309,148	488,332

<Note to Per Share Information>

Net income per share
Basic	246.21 yen
Diluted	246.20 yen

Consolidated Statement of Stockholders’ Equity

							Millions of yen

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at December 31, 2007	174,698	402,991	46,017	2,720,146	34,670	(456,186)	2,922,336

Conversion of convertible debt and other	64	824					888
Cash dividends				(145,024)			(145,024)
Transfers to legal reserve			7,689	(7,689)			-
Comprehensive income:
Net income				309,148			309,148
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(258,764)		(258,764)
Net unrealized gains and losses on securities					(5,152)		(5,152)
Net gains and losses on derivative instruments					2,342		2,342
Pension liability adjustments					(65,916)		(65,916)

Total comprehensive income							(18,342)

Repurchase of treasury stock, net		(25)		(5)		(100,036)	(100,066)

Balance at December 31, 2008	174,762	403,790	53,706	2,876,576	(292,820)	(556,222)	2,659,792

<Note to Consolidated Statement of Stockholders’ Equity>
Pension liability adjustments include actuarial loss, prior service credit and net transition obligation.

Notes to Consolidated Financial Statements
<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>
Significant Accounting Policies
1. Group Position
     The number of consolidated subsidiaries was 245, and the number of affiliated companies accounted for by the equity method was 18.
2. Basis of Presentation
     The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of Section 1, Article 148 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.
3. Cash Equivalents
     All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.
4. Translation of Foreign Currencies
     Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).
5. Inventories
     Inventories are stated at the lower of cost or market value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.
6. Marketable Securities
     Canon accounts for its debt and marketable equity securities in accordance with Statement of Financial Accounting Standards No.115, “Accounting for Certain Investments in Debt and Equity Securities.” Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available for-sale securities are excluded from earnings and are reported in other comprehensive income (loss) until realized. Realized gain and losses are determined on the average cost method.

7. Property, Plant and Equipment
     Property, plant and equipment are depreciated principally by the declining-balance method.
8. Goodwill and Other Intangible Assets
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually in accordance with Statement of Financial Accounting Standards No.142, “Goodwill and Other Intangible Assets.” Intangible assets with estimated useful lives are amortized over the respective estimated useful lives. Software is amortized on a straight-line basis over the period of three to five years.
9. Impairment of Long-Lived Assets
     In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
10. Basis of Recording Allowances
(Allowance for doubtful accounts)
     An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful accounts.
(Accrued pension and severance cost)
     In accordance with Statement of Financial Accounting Standards No.87, “Employer’s Accounting for Pensions” and Statement of Financial Accounting Standards No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) by the straight-line method over the average remaining service period of employees. Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees.
     11. Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in consolidated statements of income.

12. Stock Based Compensation
     Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.
13. Net Income Per Share
     Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income per share includes the effect from potential issuance of common stock based on the assumption that all convertible debentures were converted into common stock and all stock options were exercised.
14. New Accounting Standard
     Canon adopted SFAS No. 157, “Fair Value Measurements” in the first quarter beginning January 1, 2008. The adoption of SFAS 157 had no effect on the consolidated statement of income for the year ended December 31, 2008.
15. Reclassification
     Time deposits and marketable securities, which had been previously disclosed separately in the consolidated balance sheets, have been reclassified to short-term investments.
     Intangible assets, which were previously included in Other assets, have been reclassified in the consolidated balance sheets.
<Note to Significant Subsequent Events>
     There is no significant subsequent event.

Accounting Audit Report of Accounting Auditor on Consolidated Financial Statements
Report of Independent Auditors
February 9, 2009
The Board of Directors
Canon Inc.

Ernst & Young ShinNihon LLC

Hideo Kojima
Certified Public Accountant
Designated and Engagement
Partner

Naomitsu Hirayama
Certified Public Accountant
Designated and Engagement
Partner

Yuichiro Munakata
Certified Public Accountant
Designated and Engagement
Partner

Hiroki Suzuki
Certified Public Accountant
Designated and Engagement
Partner
     Pursuant to Article 444, Section 4 of the Corporation Law, we have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of stockholders’ equity and the notes to consolidated financial statements of Canon Inc. (the “Company”) applicable to the fiscal year from January 1, 2008 through December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Canon Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States under Article 148, Section 1 of the Corporation Accounting Regulations (refer to Note 2 of notes to basic significant matters regarding preparation of consolidated financial statements in the notes to consolidated financial statements).
     We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

Audit Report of Board of Corporate Auditors on Consolidated Financial Statements
Audit Report on Consolidated Finacial Statements
     Regarding the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statements of changes in stockholders’ equity, and notes to consolidated financial statements) for the 108th business term from January 1, 2008, to December 31, 2008, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows:
1.	Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods
     We established auditing policies, allocation of duties, and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.
     Following the auditing policies and allocation of duties established by the Board of Corporate Auditors, each Corporate Auditor received reports from such as the Directors and employees regarding consolidated financial statements and sought explanations as necessary. Furthermore, we monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 159 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the consolidated financial statements for this business term.

2.	Audit Results
          We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst & Young ShinNihon LLC, are proper.
February 10, 2009
         Board of Corporate Auditors, Canon Inc.

Corporate Auditor	Keijiro Yamazaki
Corporate Auditor	Kunihiro Nagata
Corporate Auditor	Tadashi Ohe
Corporate Auditor	Yoshinobu Shimizu
Corporate Auditor	Minoru Shishikura
Note:	Corporate Auditors, Tadashi Ohe, Yoshinobu Shimizu and Minoru Shishikura are Outside Corporate Auditors, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

Non-Consolidated Financial Statements
Non-Consolidated Balance Sheets

ASSETS		Millions of yen
	As of Dec. 31,	As of Dec. 31,
	2008	2007

Current assets	1,138,932	1,356,510
Cash and deposits	10,674	5,676
Notes receivable	176,449	233,775
Accounts receivable	431,598	604,547
Marketable securities	93,899	75,920
Finished goods	107,375	110,168
Work in process	109,933	112,051
Raw materials and supplies	4,360	4,731
Deferred tax assets	68,123	52,989
Short-term loans receivable	51,512	49,735
Other current assets	85,010	106,926
Allowance for doubtful receivables	(1)	(8)

Fixed assets	1,480,066	1,434,382
Property, Plant And Equipment, net	929,217	912,986
Buildings	510,730	465,680
Machinery	185,710	172,863
Vehicles	696	399
Tools and equipment	47,548	55,167
Land	137,987	138,165
Construction in progress	46,546	80,712
Intangible fixed assets	40,431	42,497
Software	37,469	39,205
Other intangibles	2,962	3,292
Investments and other assets	510,418	478,899
Marketable securities-noncurrent	15,427	28,471
Investments in affiliated companies	411,247	367,132
Long-term loans receivable	3,911	6,767
Long-term pre-paid expenses	12,529	12,957
Deferred tax assets-noncurrent	62,402	57,381
Guarantees	1,535	1,787
Other noncurrent assets	3,425	4,465
Allowance for doubtful receivables-noncurrent	(58)	(61)

Total assets	2,618,998	2,790,892

<Notes to Non-Consolidated Balance Sheets>

1.	Accumulated depreciation of property, plant and equipment	988,205 million yen
	Accumulate impairment losses of property, plant and equipment	10,197 million yen
2.	Guarantees
	Mortgage bank loans for employees	19,323 million yen
3.	Receivables and Payables for affiliated companies
	Receivables	692,310 million yen
	Payables	431,659 million yen
<Notes to the per share information>
Net assets per share		1,510.75 yen

LIABILITIES AND NET ASSETS		Millions of yen
	As of Dec. 31,	As of Dec. 31,
	2008	2007

Current liabilities	715,501	854,642
Notes payable	1,871	2,440
Accounts payable	322,109	419,444
Short-term loans payable	156,148	94,465
Other payables	99,325	109,473
Accrued expenses	64,610	79,992
Accrued income taxes	47,825	115,668
Deposits	9,690	10,576
Accrued warranty expenses	6,077	4,705
Accrued bonuses for employees	4,972	5,194
Accrued directors’ bonuses	244	360
Other current liabilities	2,630	12,325
Noncurrent liabilities	38,492	45,684
Convertible debentures	-	128
Accrued pension and severance cost	34,456	41,713
Accrued directors’ retirement benefits	1,576	1,368
Reserve for environmental provision	1,300	2,475
Accrued long service rewards for employees	1,160	-

Total liabilities	753,993	900,326

Stockholders’ Equity	1,865,955	1,886,784
Common stock	174,762	174,698
Capital surplus	306,288	306,250
Additional paid-in capital	306,288	306,225
Other capital surplus	-	25
Retained earnings	1,941,127	1,862,022
Legal reserve	22,114	22,114
Other retained earnings	1,919,013	1,839,908
Reserve for special depreciation	4,664	7,694
Reserve for deferral of capital gain on property	2,578	1,255
Special reserves	1,249,928	1,249,928
Retained earnings brought forward	661,843	581,031
Treasury stock	(556,222)	(456,186)
Valuation and translation adjustments	(1,196)	3,782
Net unrealized gains (losses) on Securities	(1,048)	5,028
Net deferred gains (losses) on hedges	(148)	(1,246)
Subscription rights to shares	246	-

Total net assets	1,865,005	1,890,566

Total liabilities and net assets	2,618,998	2,790,892

Non-Consolidated Statements of Income

		Millions of yen

	Year ended	Year ended
	Dec. 31, 2008	Dec. 31, 2007

Net Sales	2,721,094	2,887,912
Cost of Sales	1,801,801	1,793,613

Gross Profit	919,293	1,094,299

Selling, general and administrative expenses	560,587	560,458

Operating profit	358,706	533,841

Other Income	117,797	108,956
Interest income	1,419	2,054
Dividend income	13,512	16,816
Rental income	66,150	49,310
Royalty income	25,180	30,709
Miscellaneous income	11,536	10,067
Other Expense	117,417	89,954
Interest expense	3,844	1,285
Depreciation of rental assets	59,121	43,226
Loss on disposal and write-off of inventories	38,873	7,128
Foreign exchange loss	5,678	28,440
Miscellaneous loss	9,901	9,875

Ordinary profit	359,086	552,843

Non-Ordinary Income	71	898
Gain on sales of fixed assets	39	407
Gain on sales of marketable securities-noncurrent	32	90
Gain on sales of investments in affiliated companies	-	401
Non-Ordinary Loss	26,155	4,368
Loss on sales and disposal of fixed assets	4,969	3,869
Loss on impairment of fixed assets	12,508	499
Loss on sales of marketable securities - noncurrent	8,678	-

Income before income taxes	333,002	549,373
Income taxes — Current	125,704	202,198
— Deferred	(16,837)	(19,798)

Net income	224,135	366,973

<Notes to Non-Consolidated Statements of Income>
Transactions with affiliated companies
Sales	2,644,587 million yen
Purchase	1,705,182 million yen
Other transactions	131,489 million yen

<Notes to the per share information>
Net income per share	178.50 yen

(This page is left blank intentionally.)

Non-Consolidated Statement of changes in Net Assets

	Stockholders’ equity
	Common Stock	Capital surplus		Retained earnings

		Additional paid-in capital	Other capital surplus	Legal reserve	Reserve for special depreciation

Balance at December 31, 2007	174,698	306,225	25	22,114	7,694

Changes in the term

Conversion of convertible debentures	64	63

Transfer to reserve for special depreciation					632

Reversal of reserve for special depreciation					(3,662)

Transfer to reserve for deferral of capital gain on property

Reversal of reserve for deferral of capital gain on property

Dividends from surplus

Net income

Repurchase of treasury stock

Disposal of treasury stock			(25)

Net change of items other than stockholders’ equity

Total changes in the term	64	63	(25)	-	(3,030)

Balance at December 31, 2008	174,762	306,288	-	22,114	4,664

1. Number of issued shares as of December 31, 2008	1,333,763,464 shares
2. Classes and number of treasury stock	(Shares)

Classes of stock	Balance as of	Increase	Decrease	Balance as of
	December 31, 2007			December 31, 2008

common stock	72,588,428	26,701,146	14,329	99,275,245

(Reason for change)
The increase of 26,701,146 shares reflects the acquisition of 26,673,000 shares as approved by the resolution of the board of directors’ meeting, and the purchase of 28,146 shares based on the shareholders’ request for purchase of shared less-than-one-unit.
The decrease reflects the sale of 14,329 shares based on the shareholders’ request for the sale of shares less-than-one-unit.

Millions of yen
					Valuation and translation
Stockholders’ equity					adjustments
Retained earnings			Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred gains (losses) on hedges	Subscription rights to shares
Other retained earnings
Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward						Total
								net assets

1,255	1,249,928	581,031	(456,186)	1,886,784	5,028	(1,246)	-	1,890,566

				127				127

		(632)		-				-

		3,662		-				-

1,396		(1,396)		-				-

(73)		73		-				-

		(145,024)		(145,024)				(145,024)

		224,135		224,135				224,135

			(100,122)	(100,122)				(100,122)

		(5)	86	56				56

				-	(6,076)	1,098	246	(4,732)

1,323	-	80,812	(100,036)	(20,829)	(6,076)	1,098	246	(25,561)

2,578	1,249,928	661,843	(556,222)	1,865,955	1,048	(148)	246	1,865,005

3. Dividends from surplus
(1)	Amount of dividends paid

Decision	Classes of stock	Cash dividend	Dividend per share	Base date	Effective date
		(Millions of yen)	(yen)

March 28, 2008 Annual meeting of stockholders	common stock	75,663	60.00	December 31, 2007	March 31, 2008

July 24, 2008 Board of directors’meeting	common stock	69,361	55.00	June 30, 2008	August 26, 2008

(2)	Dividends whose record date is included in the current fiscal year-end and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Base date	Effective date

March 27, 2009 Annual meeting of stockholders	common stock	67,897	Retained earnings	55.00	December 31, 2008	March 30, 2009

Notes to Non-Consolidated Financial Statements
<Notes to Significant Accounting Policies>
1.	Valuation of Securities
(1)	Securities of subsidiaries and affiliates----stated at cost based on the moving average method.

(2)	Other securities:

Securities with quotation----stated at fair value (unrealized holdings gains and losses are reported in net assets, when sold, the cost is based on the moving average method.) Securities without quotation----stated at cost based on the moving average method.
2.	Valuation of Inventories
(1)	Finished goods; work in process----valued at cost based on the periodic average method.

(2)	Raw materials and supplies----valued at cost based on the moving average method.
3.	Depreciation Method of Fixed Assets
(1)	Property, plant and equipment----calculated by declining-balance method. For buildings (excluding fixtures) acquired after April 1, 1998, depreciation is calculated by straight-line method.

<Additional information>

Due to the amendment of Japanese Corporate Tax Law in 2007, for Property, Plant and equipment acquired before March 31, 2007, 5% of acquisition cost and reminder cost variance is calculated by straight-line for 5 years, next year of which it was 5% of acquisition cost. The changes in accounting for depreciation did not have a material impact on the statements of income.

(2)	Intangible fixed assets----calculated by straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of marketing plan etc. of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in the Company (5 years).
4.	Deferred Charges----The items which can be deferred under the Corporation Law charged to operations as incurred.

5.	Basis of Recording Allowances
(1)	Allowance for doubtful accounts----provided as a general provision for uncollectible receivables ---- General accounts Allowances are provided using a rate determined by past debt experience.

---- Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for individual estimated uncollectible amount, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses----provides as general provision for product after-sales service expenses and no charge repair cost on an estimated amount based on the historical performance.

(3)	Accrued bonuses for employees----provided as a general provision for bonus to employees for this term based on an amount expected to pay.

(4)	Accrued directors’ bonuses----provided as general provision for bonus to directors for this term based on an amount expected to pay.

(5)	Accrued pension and severance cost----provided as general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and actuarial variance are amortized by straight-line method with average remaining service periods.

(6)	Accrued directors’ retirement benefits----provision for directors’ retirement benefits based on the necessary amount at the fiscal year-end in accordance with management policy.

(7)	Reserve for environmental provision----provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean up costs of hazardous substances based on the related regulations.

(8)	Accrued long service rewards for employees----provided as general provision for reward for employees in accordance with management policy for long service employees for this term based on an amount expected to pay.
6.	Hedge accounting
(1)	Hedge accounting----deferral hedge accounting has been applied.

(2)	Hedging instrument and hedged assets / liabilities

Hedging instrument----derivative transaction (foreign exchange contract) Hedged assets / liabilities----accounts receivables denominated in foreign currency for forecasted transaction.

(3)	Hedge policy----derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instrument for trading purpose.

(4)	Assessment of hedge effectiveness----foreign exchange forward contracts due to the same currency of the same underlying at the same period are concluded to cover foreign currency fluctuation risk in the market based on the hedging policy, and thus is effective.
7.	Consumption Taxes----excluded from the statements of income and are accumulated in other receivables or other payables.

<Notes to Change in Accounting Policies>
(Accrued long service rewards for employees)
The Company has a byelaw for Refresh Leave to grant long service reward and refresh leave at a regular period to the employees who have been serving the Company for long years in order to refresh mind and body as well as generating new energy. As the significance of amounts rose due to the increase in numbers of employees, and reinforcement of attendance record systems enabled to estimate the rational amounts of reward payable, the Company changed the accounting policy for long service reward from the expense of the term in which the reward was paid, to recognition of accrued long service reward based on expected amounts under the byelaw from this accounting period, in order to calculate periodical profit and loss more appropriately. As a result, operating profit, ordinary profit and income before income taxes have decreased by 1,160 million yen, and net income has decreased by 696 million yen for the accounting period ended December 31, 2008.

<Note to Deferred Income Tax>

1. Significant components of deferred tax assets
Employees’ pension and retirement benefits	23,191	million yen
Devaluation loss on inventories	25,056	million yen
Loss on disposal and write-off of inventories	19,508	million yen
Outstanding enterprise tax	3,805	million yen
Depreciation of fixed assets in excess of limit	9,335	million yen
Excess in amortization of software	15,626	million yen
Amortization of deferred charges in excess of limit	9,794	million yen
Unrealized gains (losses) on securities	698	million yen
Other	33,713	million yen

Subtotal deferred tax assets	140,726	million yen
Valuation reserve	(5,350)	million yen

Total deferred tax assets	135,376	million yen
2. Significant components of deferred tax liabilities
Reserve for special depreciation	(3,109)	million yen
Reserve for deferral of capital gain on property	(1,742)	million yen

Total deferred tax liabilities	(4,851)	million yen

Net deferred tax assets	130,525	million yen

<Notes to Finance lease transactions> (As of December 31, 2008)
1. Acquisition costs	452	million yen
2. Accumulated depreciation	312	million yen
3. Future minimum lease payments	141	million yen
Note:	Acquisition costs and future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

<Notes to Transaction with Related Parties>

Status	Company name	Ratio of voting rights held by the company	Relationship with the Company	Transaction details	Transaction amount (millions of yen)	Item	Balance at December 31, 2008

Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 55.2% Indirect: 0.0%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s, products	337,510	Accounts receivable	89,551

Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Purchase of products, components and others	426,865	Accounts payable	95,541

		(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	788,186	Notes receivable	176,295
Subsidiary	Canon U.S.A., Inc.					Accounts receivable	6,649

				Borrowings of funds	13,437	Short-term loans payable	81,927

Subsidiary	Canon Europa N.V.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	931,002	Accounts receivable	183,448

Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	241,970	Accounts receivable	57,122

Conditions of transactions and policy regarding determination of conditions of transaction.
(Note 1)	The transactions above are determined on a fair price basis.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the balance at December 31, 2008.

(Note 3)	The loans payable from Canon U.S.A., Inc. are intended to make best use of the funding in the Canon Group. Transaction amount shows net loan and repayment. The interests are determined reasonably based on market interest rate.
(Note 4)	Ratio of voting rights held by the Company for “Indirect” of Canon Marketing Japan Inc. shows 0.0% because the value is a fraction amount.
<Note to Significant Subsequent Event>
     There is no significant subsequent event.

Accounting Audit Report of Accounting Auditor

Report of Independent Auditors
February 9, 2009
The Board of Directors
Canon Inc.

Ernst & Young ShinNihon LLC

Hideo Kojima Certified Public Accountant Designated and Engagement Partner

Naomitsu Hirayama Certified Public Accountant Designated and Engagement Partner

Yuichiro Munakata Certified Public Accountant Designated and Engagement Partner

Hiroki Suzuki Certified Public Accountant Designated and Engagement Partner
     Pursuant to Article 436, Section 2, Paragraph 1 of the Corporation Law, we have audited the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to non-consolidated financial statements and the related supplementary schedules of Canon Inc. (the “Company”) applicable to the 108th fiscal year from January 1, 2008 through December 31, 2008. These non-consolidated financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit.
     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Canon Inc. applicable to the 108th fiscal year ended December 31, 2008 in conformity with accounting principles generally accepted in Japan.
     We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

Audit Report of Board of Corporate Auditors

Audit Report
     Regarding the performance of duties by the Directors for the 108th business term from January 1, 2008, to December 31, 2008, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows:
1.	Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods
     We established auditing policies, allocation of duties and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.
     Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, and made efforts to establish the environment for collecting information and auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the head office and principal offices. In addition, we monitored and verified the system for ensuring that the performance of duties by the Directors conforms to the related laws and regulations and Articles of Incorporation, as well as the resolution of the Board of Directors regarding the organization of the system stipulated in item 1 and item 3, Article 100, of the Enforcement Regulations of the Corporation Law and the status of the system based on such resolution (Internal Control System), which are necessary for ensuring propriety of company’s operations. With respect to subsidiaries, we communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, we examined the business report and the accompanying detailed statements for this business term.

     Furthermore, we monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 159 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statements of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements for this business term.
2.	Audit Results
(1)	Results of Audit of Business Report and Other Relevant Documents
1.
We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

2.	We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the performance of duties by the Directors.

3.
We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the performance of duties by the Directors regarding the Internal Control System.

(2)	Results of Audit of non-consolidated financial statements and the accompanying detailed statements
           We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst & Young ShinNihon LLC, are proper.
     February 10, 2009
Board of Corporate Auditors, Canon Inc.
Corporate Auditor                    Keijiro Yamazaki
Corporate Auditor                    Kunihiro Nagata
Corporate Auditor                    Tadashi Ohe
Corporate Auditor                    Yoshinobu Shimizu
Corporate Auditor                    Minoru Shishikura
Note:	Corporate Auditors, Tadashi Ohe, Yoshinobu Shimizu and Minoru Shishikura are Outside Corporate Auditors, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

(For Reference)
Information on Shares

   Business term:
From January 1 to December 31 of each year
   Ordinary general meeting of shareholders:
March of each year
   Record date for above:
December 31 of each year
   Record date for interim dividends:
June 30 of each year
   Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo
Business handling place:
Stock Transfer Agency Department, Head Office
Mizuho Trust & Banking Co., Ltd.
*	Please inquire at your securities company etc. about procedures pertaining to shares of the Company, such as change of address.

*	Please inquire at Mizuho Trust & Banking Co., Ltd. about the payment of accrued dividends, procedures for the issuance of a statement of payment or procedures related to shares recorded in the special account.
Mailing address and telephone number:
Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
8-4, Izumi 2-Chome, Suginami-ku, Tokyo 168-8507
Telephone: 0120-288-324 (toll free)
   Number of shares constituting one unit:
100 shares
   Newspaper in which public notices are inserted:
The Nihon Keizai Shimbun
   Stock exchange listings:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York
   Securities code:
7751

Canon Inc., Headquarters
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03(3758)2111
URL
Canon Inc.                                canon.jp
Canon Worldwide Network     www.canon.com

Sample

CARD FOR EXERCISE OF VOTING RIGHTS

Serial Number of Shareholder | Number of Voting Rights to be exercised

voting rights

To Canon Inc.

I exercise my voting rights as indicated in the right (for/against shall be indicated with a ○ mark) to each proposition of the Company's Ordinary General Meeting of Shareholders for the 108th Business Term to be held on March 27, 2009 (including a continued or an adjourned session of the Meeting).

March __, 2009

PROPOSITIONS:

Item No. 1	Item No. 2	Item No. 3	(except for following candidate)	Item No. 4	Item No. 5	Item No. 6
FOR	FOR	FOR		FOR	FOR	FOR
AGAINST	AGAINST	AGAINST		AGAINST	AGAINST	AGAINST

If for/against to a Proposition is not indicated, it will be considered as a indication of for.

Canon Inc.

Upon attending the Meeting, please present this Card to the receptionist at the place of the Meeting without cutting off the right side.

(Please cut along the line.)

Serial Number of Shareholder

Number of Voting Rights to be exercised

voting rights

(Number of Shares Constituting One Unit

shares)

Number of Shares Held

shares

Note:

1. If you do not expect to attend the Meeting, please indicate your for/against on the Card for Exercise of Voting Rigths, and return the Card to us by March 26, 2009 (preceding day of the Meeting).
2. If you are to indicate different intentions to certain candidates in Proposition Item No.3, please describe the relevant candidate number listed in the Reference Materials for General Meeting of Shareholders.
3. Please indicate ○ mark clearly of for / against by black ballpoint pen.

Canon Inc.